May 14, 2026

Roger Wells
Chief Executive Officer
AEVEX Corp.
440 Stevens Ave #150
Solana Beach, CA 92075

        Re: AEVEX Corp.
            Draft Registration Statement on Form S-1
            Submitted on May 11, 2026
            CIK 0002096300
Dear Roger Wells:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:    Michael Keeley